Filed by Wins Finance Holdings Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sino Mercury Acquisition Corp.

Commission File No.: 001-36592